U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 3
                                       TO

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                   JUPITER MARINE INTERNATIONAL HOLDINGS, INC.
                 (Name of Small Business Issuer in its charter)



           FLORIDA                                    65-0794113
 (State of incorporation)                   (I.R.S. Employer Identification No.)



3391 SOUTHEAST 14TH AVENUE, PORT EVERGLADES, FLORIDA         33316
(Address of principal executive offices)                   (Zip Code)


Issuer's Telephone Number    (954) 523-8985

Securities to be registered pursuant to 12(b) of the Act:     NONE




Securities to be registered pursuant to 12(g) of the Act:


                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS
          -----------------------

BUSINESS

         Jupiter Marine International Holdings, Inc. ("JMIH"), a Florida corporation, was incorporated on May 19, 1998. JMIH's goal is to become a consolidator as well as a builder in the highly fragmented marine industry. On May 26, 1998, JMIH acquired all of the outstanding shares of common stock of Jupiter Marine International, Inc. ("JMI"), a boat manufacturing company, which was incorporated under the laws of the State of Florida on November 7, 1997. JMIH and JMI will sometimes be collectively referred to as the "Company". The Company's principle offices and manufacturing facilities are located in Port Everglades, Florida. The Company's web site address is www.jupitermarine.com.

         The Company believes that it has assembled a management team that is not only capable of recognizing opportunities in the marine industry but can also operate and enhance the value of opportunities in the marine industry. Management believes that a tremendous number of potential consolidation candidates can be found. Management also believes that the Company can find "manufacturing customers" or unrelated manufacturers that may build and supply the Company with proprietary parts and supplies for it can use in the assembly and completion of Jupiter boats can be found. The Company intends to locate consolidation candidates and manufacturing customers primarily through its contacts within the marine industry and through its professional affiliations and memberships in nationally recognized marine associations such as the National Marine Manufacturers Association and the Marine Industries Association of South Florida.

         BOAT MODELS

         The Company currently builds four outboard powered boats in three sizes (the "Jupiter Line").

         31' CENTER CONSOLE

         The 31' Center Console is designed for the family fisherman and provides what management of the Company believes is a quality offshore performance while offering amenities and features not normally found in other open boats. This model includes a private stand up compartment with 6'2" headroom containing a vanity with sink and shower and room for optional marine head.

         31" CUDDY CABIN

         This is the same basic boat as the 31" Center Console that includes a small cuddy cabin forward with cruising amenities and a comfortable 4-place dinette that converts to a queen berth for sleeping.

         27" CENTER CONSOLE

         This model is available in either single or twin engines. It was added to the line in order to enable the entry level boat buyer to acquire a Jupiter boat at an affordable price. New features in the 27' Center Console design include an integrated engine mounting platform, above deck livewell, transom door, and a 6'2" berth built into the console department.

         21' SHALLOW WATER SKIFF

         The 21' Shallow Water Skiff is unlike "typical" flats boats. This is due to its size and weight. Most typical flats boats range from 14' to 18' and are substantially lighter in weight and construction. The greater size and weight of the Jupiter 21' Shallow Water Skiff allows it to carry more passengers and operate in rougher conditions than the typical flats boats. Light enough to operate in shallow water, yet large and stable enough to run in open water or offshore chop, this boat can also be marketed as a family runabout or a yacht tender.

         To further enhance its sport fishing boat line, the Company plans to introduce a new 33' walk around cabin model based upon the proven 31' center console hull design. This model will feature a deck design, which incorporates a walk-in cabin, enclosed head with shower, and a full galley. With twin outboard engine power this model will be offered as either a fishing boat for the serious angler or as a purely recreational sport boat type cruiser. The Company is also in the process of designing new 32 and 35 foot boats which the Company hopes to eventually manufacture and sell as part of the Jupiter Line. The new boats will feature diesel powered, inboard engines. The sale price of the new models will range from approximately $160,000 to $300,000 depending on customization.

         Although the boats are suitable for many different purposes, they are primarily used for fishing and fishing related activities. The sales prices for the boats range from $75,000 to $110,000 for the Jupiter 31 models, from $45,000 to $78,000 for the Jupiter 27, and from $24,000 to $39,000 for the Jupiter 21. The Company provides each boat purchaser with a limited lifetime warranty.

         MANUFACTURING

         The Company's manufacturing plant is set up with five full length assembly lines. Each line operates at a rate that is determined by sales and demand. It is planned that each assembly line run at a consistent line rate so that the work stations become repetitive and components can be assembled in quantity more efficiently. A line rate can be increased or decreased by simply adding or subtracting workers and material on the line. Production capacity is sufficient to accommodate approximately 20 boats in various stages of construction at any one time. Construction of a boat currently made, depending on size, takes approximately five weeks.

         The Company is currently on schedule to produce approximately 100 boats annually and is operating at approximately 50% of its manufacturing capacity. In order to build 200 boats annually, the Company would need to hire approximately 40 additional employees, both skilled and unskilled. Management believes its relationship with its employees is good and does not foresee any difficulties in hiring additional employees. The Company, with additional personnel, currently has the ability to manufacture approximately 200 boats per year. The Company believes it can further expand its manufacturing capacity by adding additional plant space, equipment and tooling.

         The Company owns over 60 different molds which are used interchangeably depending on which model of boat the Company has agreed to build. Through
April 30, 2000, the Company has built 47 boats, all of which are seaworthy. Jupiter's management team has built approximately 3,000 boats over the last 25 years, all of which were seaworthy.

         The first phase of manufacturing involves creating the hulls and decks of the boats which is accomplished by the hand "laying-up" (taking sheets of fiberglass material and laying them in place along the bottom and up the hull of a boat) of vinylester blended resins and high quality stitched, bi- directional and quad-directional fiberglass material over a foam core in the molds. Bi-directional fiberglass is a fabric type material that is made of fiberglass strands and distributed in rolls, much the same as cotton fabrics. There are many types and styles of fiberglass cloth, the most common being bi-directional, which means the structural strands of material are woven in two directions normally at right angles to each other. Quad-directional fiberglass is basically the same material as bi-directional fiberglass with the difference being that the structural strands of fiberglass are woven or knitted in four different directions in a variety of combinations.

         This procedure and components create a composite structure with strong out and inner skins with a thicker, lighter core in between. The "laying-up" of fiberglass by hand rather than using chopped fiberglass and mechanical applicators results in superior strength and appearance. The resin used to bind the composite structure together is a vinylester type, which is stronger, better bonding and more flexible than the polyester resins used by most other fiberglass boat manufacturers.

         During the second phase of manufacturing, the fuel tanks and inner liner (or deck), which is made of the same material as the hull, are installed in the hull. Decks are bonded to the hulls using bonding agents, screws and fiberglass to achieve a strong, unitized construction. The third phase involves installing the console, wiring, electrical components, various accessories and engines. The final segment involves installing custom accessories, upholstery, seating, electronics and navigational aids.

         The third phase involves installing the console, wiring, electrical components, various accessories and engines. The final segment involves installing custom accessories, upholstery, seating electronics and navigational aids.

         DESIGN


         The Jupiter Line's Deep-V hulls are specifically designed to perform at high speeds in offshore sea conditions, while providing their passengers a smooth, comfortable and dry ride. There is no lean or cavitation (vibration and inefficiencies caused by boat propeller slippage occurring when a boat propeller does not have solid contact with the water) in a turn.

         The Jupiter Line's performance characteristics result from its "posi-stern" hull design, developed by JMI which reduces drag, planes faster, turns sharper, and increases fuel economy. This hull design, combined with its stern lifting strakes, creates a variable dynamic lift that provides a level, stable, and soft ride.

         The additional increase in stern lift balances the hull on its lines and allows the boat to raise on plane very quickly without a loss of visibility from the helm. The resulting running angle allows the bow to cut through the water at a sharper angle, which results in deflecting spray out, not up and for a softer and drier ride that reduces pounding or hopping commonly associated with boats.


         The design and tooling for new boat models and improvements to existing models is an integral part of the Company's business and will be continuously ongoing. The time involved will be dependent on the magnitude of the project and could range from three to twelve months. The anticipated cost in planning and designing the Company's new boats is approximately $300,000. It is anticipated that the costs of these projects will be funded with additional financing as well as from cash flows from operations. The Company does not anticipate that these costs will be borne by its customers.



         JMI SALES AND MARKETING

         JMI's marketing efforts will focus on Carl Herndon's name and reputation in the boat manufacturing industry. Mr. Herndon has over 25 years of marine experience. His background includes building high quality boats ranging in length from 16' up to 80' in length and being appointed the C.E.O. of Blackfin Yacht Corporation and Bertram Yachts, two highly regarded companies within the marine industry. In addition to his boat building expertise, Herndon has served as the President of the Marine Industries Association of South Florida, was appointed to the Boating Advisory Council by Florida's Governor, has served on numerous committees for the National Marine Manufacturers Association, and has lobbied in Washington, DC on behalf of the marine industry.

         JMI intends to market its boats in nationally circulated magazines and trade publications including Boating Magazine, Sports Fishing, Florida Sportsman, Motor Boating and Sailing and Saltwater Sportsman. JMI intends to attend most major boat shows and exhibitions, as well as possibly sponsoring boats in fishing tournaments. Boats are sold and distributed through authorized marine dealers throughout the United States. These dealers are not exclusive to the Company and may carry the boats of other companies. The territories served by any dealer are not exclusive to the dealer. However, the Company uses discretion in locating new dealers in an effort to protect the interests of the existing dealers. The Company normally does not manufacture boats for inventory.

Most boats are pre-sold to a dealer when entering the production line. The Company currently has agreements with six boat dealers located in Dania, Florida; Stuart, Florida; Wilmington, North Carolina; Neptune, New Jersey; Mobile, Alabama; N. Weymouth, Massachusetts and is in the process of seeking additional qualified boat retailers to act as dealers.

         The Company delivers boats to its dealers on a cash on delivery basis. However, approximately one-half of the Company shipments are made pursuant to commercial dealer "floor plan financing" programs in which the Company participates on behalf of its dealers. Under these arrangements, a dealer establishes lines of credit with one or more third-party lenders for the purchase of showroom inventory. When a dealer purchases a boat pursuant to a floor plan arrangement, it draws against its line of credit and the lender pays the invoice cost of the boat, net of shipping charges, directly to the Company.

         The Company sells all of its boats through retail dealers. Through April 30, 2000, the Company has sold a total of 47 boats consisting of:

         o     five 21' Shallow Water Skiffs;
         o     eight 27' Center Consoles; and
         o     an aggregate of thirty four 31' Center Consoles and Cuddy Cabins

         EMPLOYEES


         JMIH currently has no employees other than its officers and directors who are not being compensated. JMI currently employs a total of 38 people 32 of whom are directly involved in the boat manufacturing process and 6 of whom are administrative and executive personnel. All officers and employees are full-time. As JMI nears full operating capacity, estimated by the Company to be in July 2000, JMI expects to employ 65 people in the boat manufacturing area.



ITEM 2.  DESCRIPTION OF PROPERTY
         -----------------------

         The Company leases a 32,140 square foot facility located at 3391 S.E. 14th Avenue, Port Everglades, Florida. The facility houses the Company's boat manufacturing operation and executive offices. The Company leases the facility from Carl Herndon, the Company's President, Chief Executive Officer and Director. The lease agreement requires the Company to pay monthly lease payments of approximately $10,700.00 per month plus applicable taxes. The lease payments are subject to a 5% annual increase. The lease terminates in May 2002. The Company has an exclusive option to purchase the facility during certain periods until November 1, 2001 at a price between $900,000 and $1,000,000.


ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES
         ------------------------------------------------------------------

         The following table sets forth the names, positions with JMIH and ages of the executive officers and directors of JMIH. Directors will be elected at JMIH's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.

NAME                          AGE        POSITION HELD
----                          ---        -------------

Carl Herndon                  60         Director, President and Chief Executive
                                         Officer, Secretary

Larry Tierney                 53         Director

SIGNIFICANT PERSONNEL


Carl Herndon, Jr.             32         Vice President Sales & Marketing JMI


Paul Douglas                  56         Production Manager JMI


         CARL HERNDON - Mr. Herndon has been President, Chief Executive Officer and a Director of JMIH since its inception on May 19, 1998. Mr. Herndon has also been President, Chief Executive Officer and a Director of JMI since May 15, 1998. Between 1973 and 1997, Mr. Herndon was President, Chief Executive Officer, Director and sole shareholder of Blackfin Yacht Corporation, a Fort Lauderdale, Florida based designer, manufacturer and seller of Sportfishing boats ("Blackfin"). Between 1993 and 1995, Mr. Herndon was president and Chief Executive Officer of Bertram Yacht Corporation in Miami, Florida. During Mr. Herndon's tenure as officer and director of Blackfin, Blackfin filed for Chapter 11 Bankruptcy Reorganization protection. The bankruptcy proceeding was subsequently converted to a Chapter 7 proceeding.


         LARRY TIERNEY - Mr. Tierney joined JMIH as a Director and Consultant in January 1999. Since April 1997, Mr. Tierney is owner and operator of AAMCO transmissions of Plant City, Florida. From March 1995 to March 1997, Mr. Tierney was Chief Financial Officer of MAKO Marine International, Inc., a manufacturer of high quality offshore fishing boats. From June of 1993 to March of 1995, Mr. Tierney served as Chief Financial Officer of Chris Craft Boats, a wholly owned subsidiary of Outboard Marine Corporation (OMC) a full line manufacturer of power boats. From June 1991 to June 1993, Mr. Tierney acted as Chief Operating Officer of Chris Craft boats. From August 1986 to June 1991, Mr. Tierney was Sr. Vice President of Finance for Chris Craft.

         CARL HERNDON, JR. - Mr. Herndon has been Vice President of Sales and Marketing at JMI since October 1998 and joined JMI on a full-time basis in January of 1999. From November 1997 to January 1998, Mr. Herndon was selling new boats and brokering boats at Northside Marine Sales. From January 1992 to July 1997, Mr. Herndon was National Sales Manager for Blackfin Yacht Corporation. From April 1987 to January 1992, Mr. Herndon was Production Manager for Blackfin Yacht Corporation.

         PAUL DOUGLAS - Mr. Douglas has been the Plant Manager for JMI since May of 1998. From March 1987 to July 1996, Mr. Douglas was Facilities/Maintenance Foreman for Blackfin Yacht Corporation. From 1980 to 1987, Mr. Douglas was Maintenance Craftsman, First Class and Acting Foreman for Special Projects for Tracor Marine.

         EMPLOYMENT AGREEMENTS

         In November 1998, JMI entered into a five year employment agreement with Mr. Herndon with 2 one year renewal options. The agreement obligates Mr. Herndon to devote all his time to supervising, designing and manufacturing boats for JMI as president and chief executive officer of the JMI. Mr. Herndon will earn a base salary of $72,000 per year. Mr. Herndon's salary adjustments are tied to the Company successfully reaching specific financial milestones. Subsequent salary adjustments will be decided by the board of directors of the Company. The employment agreement also entitles Mr. Herndon to an aggregate of options to purchase 600,000 shares of common stock of the Company at prices between $.50 and $1.00 per share over a period of five years. The employment agreement includes standard non-compete and confidentiality provisions. Due to Mr. Herndon's experience, the business of JMI and the Company will be largely dependent on Mr. Herndon's experience and ability to design, manufacture and sell boats produced by JMI.

         In May 1999, JMI entered into a five year employment agreement with Carl Herndon, Jr. with 2 one year renewal options. The agreement obligates Mr. Herndon to devote all his time to supervising the sales and marketing of the Company's boats as Vice President of Sales and Marketing. Mr. Herndon will earn a base salary of $70,000 for the first year of the agreement, $85,000 for the second year of the agreement, $100,000 for the third year of the agreement and a salary to be determined by the Board of Directors of JMIH for years four, five and any renewal period. The employment agreement includes standard non-compete and confidentiality provisions.

ITEM 4.  EXECUTIVE COMPENSATION

         The following table sets forth information relating to the compensation paid by the Company during the past two fiscal years to:

         o   the Company's President and Chief Executive Officer;

         o each of the Company's executive officers who earned more than $100,000 during the period from May 19, 1998 (inception) through July 31, 1998; and

         o each of the Company's executive officers who earned more than $100,000 during the period from August 1, 1998 through July 31, 1999 (collectively, the "Named Executive Officers")


                                            SUMMARY COMPENSATION TABLE
============================================================================================================================
                                               Annual Compensation                      Long-Term Compensation
                                         -------------------------------   -------------------------------------------------
                                                                                   Awards                    Payouts
                                                                           -----------------------    ----------------------
                                                                                        Securities
                                                                 Other                    Under-
                                                                Annual     Restricted      Lying                  All Other
    Name and Principal                                          Compen-       Stock      Options/      LTIP        Compen-
         Position             Year       Salary      Bonus      sation      Award(s)       SARs       Payouts      sation
                                                                  ($)          ($)          (#)         ($)          ($)
-------------------------- ----------- ----------- ---------  ----------  ------------ ------------ -----------  -----------
Carl Herndon, Director
CEO and President(1)       8/98-7/99   $61,734
-------------------------- ----------- ----------- ---------  ----------  ------------ ------------ -----------  -----------
                           5/98-7/98   $10,385
========================== =========== =========== =========  ==========  ============ ============ ===========  ===========


         (1) Does not include 850,000 shares of Common Stock of the Company issued to Mr. Herndon as founder's shares.

STOCK OPTIONS

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

               ---------------------------------------------------
                                Individual Grants
               ---------------------------------------------------
                                        Percent of
                          Number Of        Total
                         Securities      Options/
                         Underlying    SARs Granted     Exercise Of   Expiration
         Name           Options/SARs   To Employees     Base Price       Date
                         Granted (#)  In Fiscal Year      (S/Sh)
---------------------- -------------- --------------- -------------- -----------
Carl Herndon, Director     150,000          25%          $  .50        11/10/03
CEO and President(1)
---------------------- -------------- --------------- -------------- -----------
                           150,000          25%          $  .625       11/10/03
---------------------- -------------- --------------- -------------- -----------
                           150,000          25%          $  .75        11/10/03
---------------------- -------------- --------------- -------------- -----------
                           150,000          25%          $ 1.00        11/10/03
====================== ============== =============== ============== ===========


OPTION EXERCISES AND HOLDINGS
-----------------------------


       The following table sets forth information with respect to the exercise of options to purchase shares of JMIH's common stock during the period from May 19, 1998 (inception) through July 31, 1999, of each person named in the Summary Compensation Table and the unexercised options held as of the end of this period.


                          AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                                 OPTION/SAR VALUES
---------------------------------------------------------------------------------------------------------------------
                                                                                Number of              Value Of
                                                                               Securities             Unexercised
                                                                               Underlying            In-The-Money
                                                                               Unexercised           Options/SARs
                                                                              Options/SARs          At Fiscal Year-
                                         Shares                            At Fiscal Year-End           End ($)
                                       Acquired On           Value                 (#)               Exercisable/
                                      Exercise (#)         Realized           Exercisable/           Unexercisable
               Name                                           ($)             Unexercisable
-----------------------------------  ---------------  ------------------ ----------------------- --------------------
Carl Herndon, Director, President          N/A                N/A                600,000                  -0-
and CEO
-----------------------------------  ---------------  ------------------ ----------------------- --------------------

ITEM 5.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

         The following table sets forth certain information regarding the Company's common stock beneficially owned on April 30, 2000, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding common stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. On April 30, 2000, there were approximately 4,033,500 shares of Company common stock, par value $.001 (the "Common Stock"), outstanding. This is not including:

     o an aggregate of 600,000 shares of Common Stock issuable upon the exercise of options;

     o 984,000 shares of Common Stock issuable upon the conversion of 328,000 shares of the Company's Series A Preferred Stock;

     o 615,000 shares of the Company's Common Stock issuable upon the conversion of 205,000 shares of the Company's Series B Preferred Stock;

     o 885,000 shares of the Company's Common Stock issuable upon the conversion of 245,000 shares of the Company's Series B Preferred Stock issuable upon the exercise of warrants exercisable at $1.00; and

     o shares of the Company's Common Stock issuable upon the conversion of shares of the Company's Series C Preferred Stock.


                                                        Number of                          Percentage of
                                                   Beneficially Owned                   Outstanding Shares
NAME                                                   Shares (1)                       Beneficially Owned
----                                                   ----------                       ------------------

Carl Herndon
3391 S.W. 14th Avenue
Port Everglades, FL 33316                              1,487,500(1)                          36.9%

Carl Herndon, Jr.
3391 S.W. 14th Avenue
Port Everglades, FL 33316                               172,500 (2)                           4.2%

Triton Holding International Corp.
700 S. Federal Highway, Suite 200
Boca Raton, FL 33433                                    500,000 (3)                          12.3%

Donald B. Gasgarth
714 S.E. 8th Court
Delray Beach, FL 33483                                  666,000 (4)                          16.5%

Jeffrey K. Zwitter
6680 Serena Lane
Boca Raton, FL 33432                                    216,000 (5)                           5.3%

Four M International, Inc.
1980 Poison Oak, # 1850
Houston, TX 77004                                       300,000 (6)                           7.4%

Alan Lyons
2521 Vestal Parkway East
Vestal, NY 13850                                        300,000 (7)                           7.4%

Lawrence Tierney (8)
3391 S.W. 14th Avenue
Port Everglades, FL 33316                                     0                               0.0%


Officers and Directors as a Group                     1,660,000                              41.2%
(3 persons)


(1) Mr. Herndon is a Director, President and Chief Executive Officer of both JMI and the Company. Includes (i) 37,500 shares of Common Stock issuable upon the conversion of 12,500 shares of Series A Convertible Preferred Stock; and (ii) up to 600,000 shares of Common Stock issuable upon the exercise of options at exercise prices between $.50 and $1.00 per share over a five year period beginning November 10, 1998.

(2) Carl Herndon, Jr. is Mr. Herndon's son and is JMI's Vice President of Sales and Marketing. Includes 22,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series A Convertible Preferred Stock.

(3) Mr. Gasgarth and Mr. Zwitter, principal shareholders of JMIH, are also principal shareholders and Directors of Triton International Holding Corp. ("Triton"). Does not include (i) up to 1,400,000 shares of Common Stock that may be issued upon conversion of the Triton Note; (ii) 66,000 shares of Common Stock owned by Mr. Gasgarth; and (iii) 66,000 shares owned by Mr. Zwitter. Includes 50,000 shares of Common Stock subject to an option granted to Mr. Tierney.

(4) Includes 300,000 shares of Common Stock issuable upon the conversion of 100,000 shares of Series A Convertible Preferred Stock of the Company, and (ii) 300,000 shares of Common Stock issuable upon the exercise of warrants to purchase 100,000 Series B Convertible Preferred Stock at $1.00 until November, 2004, subsequently convertible into Common Stock at a 3:1 ratio. Does not include 500,000 shares of Common Stock owned by Triton Holding International Corp. in which Mr. Gasgarth is a principal shareholder, and Director.

(5) Includes 75,000 shares of Common Stock issuable upon the conversion of 25,000 shares of Series A Preferred Stock of the Company, and (ii) 75,000 shares of Common Stock issuable upon the exercise 25,000 warrants to purchase Series B Convertible Preferred Stock at $1.00 until November, 2004, subsequently convertible into Common Stock at a 3:1 ratio. Does not include 500,000 shares of Common Stock owned by Triton Holding International Corp., in which Mr. Zwitter is a principal shareholder and Director.

(6) Includes 150,000 shares of Common Stock of the Company issuable upon the conversion of 50,000 shares of Series A Preferred Stock and (ii) 150,000 shares of Common Stock issuable upon the exercise of 50,000 warrants to purchase Series B Convertible Preferred Stock at $1.00 until November, 2004, subsequently convertible into Common Stock at a 3:1 ratio.

(7) Includes 150,000 shares of common stock of the Company issuable upon the conversion of 50,000 shares of Series B Convertible Preferred Stock.

(8) Mr. Tierney is a Director of JMIH. Mr. Tierney is also employed by Triton Holding International Corp. Does not include options to purchase 50,000 shares of Common Stock of JMIH at $.40 per share from Triton Holding International Corp.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         -----------------------------------------------------------------------
         OF OPERATIONS
         -------------

General

         Management's discussion and analysis contains various "forward-looking statements" within the meaning of the Securities and Exchange Act of 1934. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or use of negative or other variations or comparable terminology.

         The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those contained in the forward-looking statements, that these forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

         The Company also notes that comparison of the results of operation for:
1) fiscal year ended July 31, 1998 to the fiscal year ended July 31, 1999 (approximately nine months); and 2) nine months ended April 30, 1999 to April 30, 2000 may not provide meaningful comparisons, as the Company was not in normal business operation during all of fiscal 1998 and most of fiscal 1999.

Nine Months Ended April 30, 2000

Acquisition

         During the quarter ended April 30, 2000 the Company, through its subsidiary, Phoenix Yacht Corporation, acquired the molds and tooling for Phoenix Marine's 34' and 38' models along with the Phoenix trademark in an all cash transaction. Phoenix marine is a 24-year-old manufacturer of offshore sportfishing boats located in Hialeah, Florida.

         The new Phoenix 35' and 38' flybridge convertible models will be built in the Company's Port Everglades, Florida manufacturing facility and will be distributed through the Company's established dealer organization.

Plan of Operations

         Management's operating plan for the fiscal year ending July 31, 2000 is to be at a slight loss. Sales are expected to be about $5,339,000 with a gross margin of approximately $1,080,000 (20.2%). Selling, general and administrative expenses are projected to be approximately $1,100,000.

Net Sales

         The Company's net sales for the quarter ended April 30, 2000 (the third quarter of the fiscal year ending July 31, 2000) were $1,857,607, approximately $523,000 better than expectations. The demand for the Company's products remained strong during the third quarter and has continued into the fourth quarter. The Company has ten dealers with 13 selling locations.

Cost of Products Sold

         The gross income for the quarter was $317,387 or 17.1% of net sales. The percentage of net sales has shown improvement through out the year. Manufacturing techniques have continued to improve, as the production crew became more familiar with the manufacturing process. Overhead spending was better than expectations when based on a percentage of sales.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses of $295,173 for the quarter ended April 30, 2000 were $67,962 less than the similar quarter of last year. For the nine months ended April 30, 2000 expenses were $768,112 compared to $695,668 for the first nine months of last fiscal year. As stated previously, the Company devoted the majority of fiscal year 1999 to reorganizing the Company, consequently selling, general and administrative expenses were below fiscal year 2000.


Equity Financing


         During the quarter ended January 31, 2000 the Company commenced a private placement of Series C Cumulative Preferred Stock at a price of $1.00 per share. The offering terminated May 31, 2000. The Company sold 619,860 preferred shares and had net proceeds of approximately $540,000. The proceeds from this offering will be used for inventory, tooling and demonstration models, repayment of indebtedness, sales, marketing, web-site development and working capital.


Year Ended July 31, 1999

Net Sales


         The Company had net sales for the year ended July 31, 1999 of $1,201,375 compared to $76,955 for the year ended July 31, 1998. From inception through July 31, 1998 and into the first nine months of fiscal 1999 the Company was primarily involved in relocating its manufacturing facility and producing boats that were an assumed liability of Jupiter 31, Inc. Revenues through April 1999 were primarily related to the delivery of these boats. Effective May 1999 the Company delivered all but one boat pursuant to the assumed liability of Jupiter 31, Inc. The Company has net sales to dealers of $1,019,385 for the year ended July 31, 1999.


Cost of Sales

         Cost of sales for the year ended July 31, 1999 was $850,494, 23.9% of net sales. For the year ended July 31, 1998 costs of sales was $115,948, which exceeded net sales by $38,993. The reason for this unusual occurrence during 1998 is that selling prices, established by Jupiter 31, Inc., were at unrealistically low levels and were locked in by prior agreement with customers.

         The Company has identified certain production inefficiencies which, when adjusted should lower cost of sales. The Company believes there are various tooling constraints that, if improved, would reduce labor costs. A study of new purchasing alternatives is underway that may reduce the cost of material used.

General and Administrative Expenses

         The Company, even though it was not selling boats to outside dealers until May of 1999, still incurred expenses for management, supervision, facility expenses and depreciation while it was producing boats to satisfy the Jupiter 31, Inc. assumed liability.

Liquidity and Capital Resources

         The Company, since its inception, has experienced severe negative cash flow and has met its cash requirements by issuing, through private placement, its common and preferred stock. Additional funds were generated by borrowings of $400,000. The Company anticipates that funds received from these sources, cash generated from operations and additional financing of $1,000,000 should be sufficient to satisfy the Company's contemplated cash requirements for at least the next 12 months. After such time, the Company anticipates that cash generated from operations will be sufficient to fund its operations, although there can be no assurances that this will be the case.

         The Company does not anticipate any significant purchase of equipment. The number and level of employees at April 30, 2000 should be adequate to fulfill the production schedule.

Results of Operations

         As stated previously, from inception to May 1999 the Company was primarily involved in relocating its manufacturing facility and producing boats that were an assumed liability of Jupiter 31, Inc. Consequently the Company suffered significant operating and cash flow losses.

ITEM 7.  INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS
         -----------------------------------------------------

CERTAIN TRANSACTIONS


         Mr. Herndon personally owns the Company's manufacturing facility in Port Everglades, Florida (the "Manufacturing Facility"). On May 20, 1998, the Company entered into a lease agreement (the "Lease Agreement") with Mr. Herndon in which the Company leases the Manufacturing Facility for a period of five years at $4.50 per square foot or $10,714 per month (the "Lease Amount"). The Company believes that since the Lease Amount is at fair market value, the Lease Agreement between the Company and Mr. Herndon was consummated on terms no less favorable than with an unrelated party. On November 1, 1998 the Company negotiated a three year option with Mr. Herndon to purchase the property. During year one, the price is $900,000, year two $950,000 and year three $1,000,000.


LOANS FROM TRITON HOLDINGS INTERNATIONAL CORP.

         In November 1998, the Company initiated a loan for $350,000 from Triton Holdings International Corp. ("Triton"). Two principal shareholders and Directors of Triton are principal shareholders of the Company. The promissory note ("the Note") issued to Triton by the Company evidencing the loan accrues interest at 10% per annum. The note is convertible into shares of Common Stock of the Company, at the option of Triton at $.50 per share before January 14, 2000, at $.375 per share between January 14, 2001 and January 14, 2002, and at $.25 after January 14, 2003. The note matures on January 14, 2003, Triton also received 500,000 shares of Common stock as additional incentive for making the loan.

         The Company also entered into a 5 year management agreement with Triton under which Triton is to perform general business consulting services in connection with the Company's conducting of its business, including, but not limited to, development and maintenance of internal bookkeeping functions, business planning, consulting and advice with respect to structure and expansion of the Company. Don Gasgarth and Jeff Zwitter are directors and principle shareholders of Triton. Messrs. Gasgarth and Zwitter are also principle shareholders of the Company. Larry Tierney, a director of the Company, is an employee of Triton. In consideration for its services, the Company will pay Triton a monthly fee of $5,000. The Company and Triton arrived at this fee by estimating Triton's service hours to the Company at 100 hours per month and valuing their services at $50.00 per hour. The Company believes this fee is competitive with consulting arrangements in the marine industry. To date, Triton has provided services to the Company in excess of 100 hours per month..

         Between February 1999 and March 1999, Premier Global, Inc., a company controlled by Messrs. Zwitter and Gasgarth loaned the Company $59,000 pursuant to the terms of a promissory note. The note accrued interest at 12% per annum. On April 8, 1999, the Company paid $60,000 satisfying in full its obligation.

ITEM 8.  DESCRIPTION OF SECURITIES
         -------------------------


COMMON STOCK

         The authorized capital stock of JMIH currently includes 50,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock:

         o have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of JMIH;

         o are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of JMIH;

         o do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and

         o are entitled to one vote per share on all matters on which shareholders may vote at all meetings of shareholders.


         All shares of Common Stock now outstanding are fully paid and non-assessable. The holders of shares of JMIH's Common Stock do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of JMIH's Directors. JMIH's Board of Directors is empowered to take all actions necessary to increase the number of shares authorized of JMIH as necessary, and subject to appropriate financing arrangements, intends to alter the capital stock structure of JMIH.

PREFERRED STOCK

         JMIH is authorized to issue 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely effect the voting power or other rights of the holders of the JMIH's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of JMIH.

SERIES A PREFERRED STOCK



         The Board of Directors of JMIH has designated 500,000 shares of the Corporation's authorized preferred stock as Series A Convertible Preferred Stock (the "Series A Preferred Stock"). There were 328,000 shares of Series A Preferred Stock issued and outstanding as of July 31, 1999.


         DIVIDENDS. The holders of outstanding Series A Preferred Stock shall be entitled to receive cumulative dividends at the annual rate of 10% based on the stated value per share, when and if declared by the Board of Directors. Dividends are payable quarterly on the fifteenth day of April, July, October and January of each year (the "Dividend Payment Date"). Any accrued interest on unpaid dividends shall be paid in full or in kind in Series B Preferred Stock valued at $1.00 as payment in October of each year. The Series A Preferred Stock shall also entitle the holders thereof to participate, pro rata, in dividends paid on outstanding shares of Common Stock. The Series A Preferred Stock has rights to the assets of the Company superior to those of the Series B Preferred Stock and Common Stock upon the liquidation, dissolution, or winding up of the Company in an amount equal to $1.00 per share of Series A Preferred Stock.

         REDEMPTION. JMIH may redeem the Series A Preferred Stock at a redemption price of $1.20 per share after providing 120 day prior written notice to the holders thereof ("Redemption Notice"). The holders of the Series A Preferred Stock will have 15 days from receiving such Redemption Notice to convert the Series A Preferred Stock into Common Stock.

         VOTING RIGHTS. Holders of the Series A Preferred Stock shall be entitled to vote with the holders of the Common Stock as a single class on all matters presented for a vote to the shareholders of the Common Stock. The number of votes per share of Series A Preferred Stock which can be cast will equal the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted.


         CONVERSION. Subject to adjustment for mergers, stock splits and stock dividends, the holders of the Series A Preferred Stock can, at their option, convert the Series A Preferred Stock into three shares of Common Stock at any time. In addition, each outstanding share of Series A Preferred Stock will automatically convert into three shares of Common Stock (1) upon the fifth anniversary of the date of issue if such shares are not converted prior to such time, or (2) at such time as a registration statement registering for sale under the Securities Act of 1933, as amended, the shares of Common Stock issuable upon such conversion of the Series A Preferred Stock is declared effective by the Securities and Exchange Commission.


SERIES B PREFERRED STOCK

         The Board of Directors of JMIH has designated 205,000 shares of JMIH's authorized Preferred Stock as Series B Convertible Preferred Stock all of which are issued and outstanding (the "Series B Preferred Stock"). With the exception of the fact that the right of the holders of the Series B Preferred Stock is subordinate to the rights of the holders of the Series A Preferred Stock to the assets of the Company upon liquidation, the Series A Preferred Stock and the Series B Preferred Stock is for all material purposes identical.

SERIES C PREFERRED STOCK


         The Board of Directors will designate shares of JMIH's authorized Preferred Stock as Series C Convertible Preferred Stock (the "Series C Preferred Stock"). The Company is currently undertaking a private placement of its Series C Preferred Stock. With the exception of the fact that the rights of the holders of the Series C Preferred Stock are subordinate to the rights of the holders of the Series A Preferred Stock and the Series B Preferred Stock to the assets of the Company upon liquidation, the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are for all material purposes identical.


WARRANTS

         There are currently 295,000 warrants to purchase 295,000 shares of Series B Preferred Stock outstanding exercisable for a period of five years at a price of $1.00 per share. There are currently 225,000 warrants to purchase 225,000 shares of Common Stock at $.48 per share outstanding exercisable for five years.


CERTAIN FLORIDA LEGISLATION

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and JMIH's Articles and Bylaws also authorize JMIH to indemnify JMIH's directors, officers, employees and agents. In addition, JMIH's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties; and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF JMIH'S ARTICLES OF INCORPORATION
-------------------------------------------------------------------------------
AND BYLAWS
----------

           The preceding paragraph, and above under the Section entitled "Preferred Stock", may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. Despite the belief of JMIH as to the benefits to shareholders of these provisions of JMIH's Articles of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by JMIH's Board, but pursuant to which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of JMIH's Board of Directors and management more difficult and may tend to stabilize JMIH's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its shareholders, JMIH may adopt additional Articles of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Florida corporation.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
         -------------------------------------------------------------------
         OTHER STOCKHOLDER MATTERS
         -------------------------


         Although JMIH has made application to permit quotation to be made on the Over-the-Counter Bulletin Board for its shares of Common Stock, there is currently no public trading market for JMIH's Common Stock. The transfer agent for JMIH's Common Stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, FL 33321.

         JMIH has never paid cash dividends on its Common Stock. JMIH presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on JMIH's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS
         -----------------

         There are no significant material legal proceedings filed, or to the Company's knowledge, threatened against the Company. However, Jupiter 31, Inc., the company from which JMI purchased the assets the Company now uses to operate its boat manufacturing business, is the subject of tax lien proceedings instituted by the IRS. In addition, Jupiter 31, Inc. failed to satisfy certain financial obligations with other parties which were delinquent. As such, both the IRS and any other creditors of Jupiter 31, Inc. may have rights in the assets of Jupiter 31, Inc. superior to those the of the Company. While management of the Company has been informed by the IRS that the liens will be discharged, the Company has not received a formal discharge notice to date. Although management of the Company believes that neither the IRS nor any potential third party claims exist, there can be no assurance that claims will not be made against the assets.

         On October 4, 1999, Windjet Manufacturing, LLC ("Windjet") filed a lawsuit against the Company alleging the negligent storage of its property which resulted in a theft. Windjet claims losses of approximately $100,000. A written agreement between the Company and Windjet required that Windjet procure its own insurance on the property. The matter has been presented to the Company's insurance carrier to determine coverage and defense costs.

         On May 7, 1998 JMI filed a civil lawsuit against Joseph Maran and Jupiter 31, Inc., for breach of contract, fraudulent inducement, conspiracy to defraud, and breach of employment. While the Company is seeking damages in excess of $250,000, the suit is not presently being pursued since Jupiter 31, Inc., has no assets, and Joseph Maran has filed personal bankruptcy.

         On August 27, 1999, subsequent to JMI's action against Mr. Maran and Jupiter 31, Inc., Mr. Maran and Sandra Carter, the former owner of Jupiter 31, Inc. and girlfriend of Mr. Maran, respectively, filed a lawsuit against JMI requesting rescission, specific performance and negligent infliction of emotional distress related to the asset purchase of Jupiter 31, Inc. and Mr. Maran's employment agreement with JMI. They are seeking the return of 1,000,000 shares of Common

Stock of JMI which were revoked by the Company and other damages. Mr. Maran filed a Chapter 7 Bankruptcy Petition on February 1, 1999. Mr. Maran and Ms. Carter are being represented by counsel retained by the bankruptcy trustee. The Company intends to vigorously defend the complaint. At this date, the Company can not opine on any possible outcome.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ---------------------------------------------

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
         ---------------------------------------



         A series of two related transactions occurred in May 1998 as part of the organization of JMIH and acquisition of JMI. While one of the transactions was done using the exemption provided by Rule 504 rather than 4(2) (see below), each of the transactions which basically occurred simultaneously were valued at a nominal amount considering the financial condition of JMI and JMIH at that moment. This nominal value was par value. The Company valued the transactions at par since JMI and JMIH were operating at losses and were in debt. These two transactions are as follows:

         o On May 29, 1998, JMIH issued an aggregate of 975,000 shares of Common Stock after giving effect to the return of 490,000 shares of Common Stock to six founders and officers of JMIH. These founders and officers had a pre-existing relationship with the JMIH before they were offered shares of Common Stock. The founders and officers also had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. The Company issued these shares relying upon the exemption from registration requirements of the Act provided by Section 4(2) of the Act.

         o On May 29, 1998, JMIH completed an exchange offer with the shareholders of JMI in which an aggregate of 460,000 shares of Common Stock of JMIH were issued to six (6) accredited investors in exchange for an aggregate of 1,150,000 shares of Common Stock in JMI. Pursuant to this transaction, five (5) of the accredited investors of JMI received an aggregate of 360,000 shares of Common Stock of JMIH in exchange for 900,000 shares of Common Stock in JMI pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under the Act. These five (5) accredited investors each had access to financial and other information concerning the Company, had the opportunity to ask questions concerning the Company and had a pre-existing relationship with JMIH through on-going negotiations during the exchange offer and, accordingly, no solicitation or advertisement was involved. The sixth accredited investor, who was the president of JMI, received an aggregate of 100,000 shares of Common Stock in JMIH in exchange for 250,000 shares of Common Stock in JMI pursuant to the exemption from registration provided by
                  Section 4(2) of the Act. The sixth accredited investor had access to financial and other information concerning the Company, had the opportunity to ask questions concerning the Company and had a pre- existing relationship with JMIH through on-going negotiations during the exchange offer and, accordingly, no solicitation or advertisement was involved.

         Between June 1998 and September 1998, JMIH completed a private offering of an aggregate of 205,000 shares of Common Stock to 14 investors, 11 of whom were accredited, pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under the Act at an offering price of $1 per share. Solicitations were made by directors and officers of the Company. These investors received a disclosure document and financial information concerning JMIH before they were sold securities. The investors in this offering subsequently agreed to convert the 205,000 share of Common Stock into an equal number of shares of JMIH's Series B Preferred Stock for no additional consideration.

         In November 1998, JMIH issued 295,000 shares of Series A Convertible Preferred Stock and Warrants to purchase 295,000 shares of JMIH's Series B Preferred Stock to 10 investors, 9 of whom were accredited. The shares of Series A Preferred and warrants were issued in exchange for promissory notes issued by JMI in the aggregate amount of $295,000 and Warrants to purchase 295,000 shares of JMI's Common Stock at $1 per share. The individuals had access to financial and other information concerning JMIH and had the opportunity to ask questions concerning JMIH and its operations. The Company issued these shares relying upon the exemption from registration requirements of the Act provided by Section 4(2) of the Act.

         In November 1998, JMIH issued 500,000 shares of Common Stock to Triton Holdings International Corporation as an incentive to make a loan of $350,000 to JMIH. It is evidenced by a promissory note whose interest at a rate of 10% per annum and is convertible into shares of Common Stock at the option of Triton at 50 cents per share before January 14, 2000, and at $.375 a share between January 14, 2001 and January 14, 2002, and at $.25 per share after January 14, 2003. Triton Holdings International Corporation had a prior existing relationship with the Company and had access to financial and other information concerning the Company. It had the opportunity to ask questions concerning the Company and its operations. The Company issued these shares relying upon the exemption from the registration requirements of the Act provided by Section 4(2) of the Act.


         On November 6, 1998, JMIH issued 150,000 shares of Common Stock to an officer of JMIH in consideration for services performed which were valued at $30,000. These services included sales and marketing services as a vice president of the Company. The officer had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. The Company issued these shares relying upon the exemption from the registration requirements of the Act provided by Section 4(2) of the Act.

         Between February 1999 and March 1999, JMIH issued an aggregate of 1,948,500 shares of Common Stock to 65 investors, 43 of whom were accredited, at an offering conducted in accordance with Rule 504 of Regulation D promulgated under the Act at an offering price of $.40 per share. The majority of the investors were affiliates of the Company or its officers and directors. A limited number of investors were contacted by Sterling Financial Investment Group, Inc., a placement agent for the Company in connection with the financing who received warrants to purchase 225,000 shares of the Company's Common Stock. All investors received a disclosure document and financial information concerning JMIH before they were sold securities. JMIH received gross proceeds of $779,400 from the offering.

         In late October, 1999 the Company commenced a private placement of its Series C Preferred Stock. The Company is offered 1,250,000 shares of Series C Preferred Stock at $1.00 per share. The offering terminated May 31, 2000. The Company sold 619,860 shares and received net proceeds of approximately $540,000. The Company believes that this offering was conducted in accordance with Rule 506 of Regulation D under the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

         The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The JMIH's Articles of Incorporation (the "Articles") and Bylaws provide that the JMIH shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling JMIH pursuant to the foregoing provisions, JMIH has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling JMIH pursuant to the foregoing provisions, JMIH has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

         The Articles of Incorporation and Bylaws of JMIH require JMIH to indemnify its Directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Florida.

         The above indemnification provisions notwithstanding, JMIH is aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling JMIH pursuant to the foregoing provisions, JMIH has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

                                    PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------


         The following consolidated financial statements of JMIH, include the audited balance sheet at July 31, 1999 and the related audited statements of operations, changes in capital deficiency and cash flows for the period beginning November 18, 1997 through July 31, 1999.

                                 JUPITER MARINE
                             INTERNATIONAL HOLDINGS,
                               INC. AND SUBSIDIARY

                             CONSOLIDATED FINANCIAL
                                   STATEMENTS

                             July 31, 1999 and 1998











                                TABLE OF CONTENTS
                                                                                                          PAGES
                                                                                                          -----

Independent Auditor's Report                                                                               F-1

Consolidated Balance Sheets                                                                              F-2-3

Consolidated Statements of Operations                                                                      F-4

Consolidated Statements of Changes in Stockholders' Equity (Deficit)                                     F-5-6

Consolidated Statements of Cash Flows                                                                      F-7

Notes to Consolidated Financial Statements                                                              F-8-14


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
 Jupiter Marine International Holdings, Inc. and subsidiary
  Fort Lauderdale, Florida


     We have audited the accompanying consolidated balance sheets of Jupiter Marine International Holdings, Inc. and subsidiary as of July 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the period from November 18, 1997, (inception) through July 31, 1998 and for the year ended July 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Marine International Holdings, Inc. and subsidiary as of July 31, 1999 and 1998, and the results of its operations and its cash flows for the period from November 18, 1997, (inception) through July 31, 1998 and for the year ended July 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company has sustained net operating losses, has deficit cash flows from operations, and working capital deficiencies at July 31, 1999 and 1998, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                              KEEFE, McCULLOUGH & CO., LLP


Fort Lauderdale, Florida
September 10, 1999

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             July 31, 1999 and 1998


                                   A S S E T S

                                                                                                     1999                   1998
                                                                                           -----------------      --------------
CURRENT ASSETS:
  Cash                                                                                    $        59,351         $        2,539
  Accounts receivable                                                                               1,736                    411
  Inventories                                                                                     421,191                330,810
  Prepaid expenses                                                                                 11,749                 15,385
                                                                                           --------------         --------------




          Total current assets                                                                    494,027                349,145
                                                                                           --------------         --------------


PROPERTY AND EQUIPMENT, at cost or allocated cost:
  Boat molds                                                                                      822,181                822,181
  Leasehold improvements                                                                          114,659                  --
  Machinery and equipment                                                                          97,804                 39,700
  Office equipment                                                                                  8,406                  7,000
                                                                                           --------------         --------------
                                                                                                1,043,050                868,881
  Less accumulated depreciation                                                                   272,821                 86,888
                                                                                           --------------         --------------

          Total property and equipment                                                            770,229                781,993
                                                                                           --------------         --------------


OTHER ASSETS:
  Deposits                                                                                         24,000                  --
                                                                                           --------------         --------------

          Total other assets                                                                       24,000                  --
                                                                                           --------------         --------------


                   Total assets                                                            $    1,288,256         $     1,131,138
                                                                                           ==============         ==============



The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             July 31, 1999 and 1998


              L I A B I L I T I E S  A N D  S T O C K H O L D E R S '
                           E Q U I T Y  (D E F I C I T)

                                                                                                   1999                 1998
                                                                                           -----------------      --------------
CURRENT LIABILITIES
  Accounts payable                                                                          $     146,481          $      19,570
  Payroll taxes payable                                                                            33,125                 47,099
  Accrued expenses                                                                                 82,877                 32,049
  Customer deposits                                                                               248,386                156,189
  Current portion of debt                                                                          50,000                  --
  Warranty reserve                                                                                 50,553                 49,084
  Other current liabilities                                                                         --                   604,406
                                                                                           --------------         --------------

          Total current liabilities                                                               611,422                908,397
                                                                                           --------------         --------------


DEBT, less current portion                                                                        350,000                295,000
                                                                                           --------------         --------------

          Total liabilities                                                                       961,422              1,203,397
                                                                                           --------------         --------------


COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)                                                       --                     --


STOCKHOLDERS' EQUITY:
   Capital stock, 5,000,000 shares of $ .001 par value preferred stock authorized, 500,000 shares designated as 10% cumulative Series A preferred stock, $ .001 par value ($ 328,000 aggregate liquidation preference),
   328,000 shares issued and outstanding                                                              328                  --

   Capital stock, 205,000 shares designated as 10% cumulative Series B preferred stock, $ .001 par value ($ 205,000 aggregate liquidation preference), 205,000
   shares issued and outstanding                                                                      205                  --

   Capital stock, 50,000,000 shares of $ .001 par value common stock authorized,
   4,033,500 and 2,130,000 shares issued and outstanding as of July 31, 1999 and
   1998, respectively                                                                               4,034                  2,130
  Additional paid-in capital                                                                    1,357,068                204,795
  Accumulated deficit                                                                          (1,034,801)              (279,184)
                                                                                           --------------         --------------

          Total stockholders' equity                                                              326,834                (72,259)
                                                                                           --------------         --------------



                   Total liabilities and stockholders' equity                              $    1,288,256         $   1,131,138
                                                                                           ==============         ==============



The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                For the Period From November 18, 1997 (inception)
           through July 31, 1998 and for the Year Ended July 31, 1999


                                                                                                                      Period from
                                                                                                                      November 18,
                                                                                                                          1997
                                                                                                                       (inception)
                                                                                                 Year ended             through
                                                                                                July 31, 1999         July 31, 1998
                                                                                                -------------         -------------

SALES                                                                                             $1,201,375              $  76,955


COST OF SALES                                                                                        850,494                115,948
                                                                                                   ---------              ---------

          Gross profit (loss)                                                                        350,881                (38,993)


GENERAL AND ADMINISTRATIVE EXPENSES, including
  provision for depreciation of $ 185,933 and $ 86,888                                               992,077                234,632
                                                                                                   ---------              ---------

          Loss from operations                                                                      (641,196)              (273,625)


OTHER INCOME (EXPENSE):
  Other income                                                                                        13,642                     86
  Interest expense                                                                                  (128,063)                (5,645)
                                                                                                   ---------              ---------

          Total other income (expense)                                                              (114,421)                (5,559)
                                                                                                   ---------              ---------

          Loss before provision (credit) for income taxes                                           (755,617)              (279,184)

  PROVISION (CREDIT) FOR INCOME TAXES (Note 5)                                                          --                     --
                                                                                                   ---------              ---------

                   Net loss                                                                        $(755,617)             $(279,184)
                                                                                                   =========              =========



                   Earnings (loss) per common share - basic                                        $    (.09)             $    (.14)
                                                                                                   =========              =========

                   Earnings (loss) per common share - diluted                                      $    (.07)             $    (.14)
                                                                                                   =========              =========






The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                For the Period From November 18, 1997 (inception)
           through July 31, 1998 and for the Year Ended July 31, 1999


                                         Preferred           Preferred                           Additional
                                           Stock               Stock             Common           Paid-In          Accumulated
                                         Series A            Series B            Stock            Capital             Deficit
                                      -------------       -------------      -------------      -------------       -----------

BALANCES,
 November 18,
  1997 (inception)                  $         --       $          --      $          --       $         --       $         --

 Issuance of 125,000 shares
  of common stock to
  founders                                    --                  --                 125                --                 --

 Issuance of 850,000 shares
  of common stock to Carl
  Herdon, Sr.                                 --                  --                 850                --                 --

 Issuance of 490,000 shares to
  Atlantis Capital Partners, Inc.
  (these share were subsequently
  canceled)                                   --                  --                 490                --                 --

 Issuance of 460,000 shares
  of common stock in exchange
  for old JMI shares                          --                  --                 460               --                  --

 Issuance of 205,000 shares
  of common stock (subsequently
  exchanged for 205,000 Series
  B Preferred shares                          --                  --                 205            204,795                --

 Net loss for the period
 ended July 31, 1998                          --                  --                 --                 --             (279,184)
                                      -------------       -------------      -------------      -------------       -------------

BALANCES,
 August 1, 1998                               --                  --               2,130            204,795            (279,184)

  Cancellation of shares
   issued to Atlantis
   Capital Partners, Inc.                     --                  --                (490)               --                 --

  Issuance of 150,000
   shares of common stock
   to Carl Herdon, Jr. for
   services rendered to the
   Company                                    --                  --                 150             29,850                --

The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                   (continued)
                For the Period From November 18, 1997 (inception)
           through July 31, 1998 and for the Year Ended July 31, 1999


                                         Preferred           Preferred                           Additional
                                           Stock               Stock            Common            Paid-In          Accumulated
                                          Series A            Series B          Stock             Capital             Deficit
                                      -------------       -------------      -------------      -------------       -----------


  Issuance of 295,000
   shares of Series A
   preferred stock in
   exchange for canceling
   $ 295,000 in promissory
   notes                                   295                 --                 --                 294,705                --

  Issuance of 33,000 shares
   of Series A preferred
   stock for services
   rendered to the Company                  33                 --                 --                  32,967               --

  Issuance of 500,000
   shares of common stock
   to Triton Holdings
   International Corp. in
   connection with a loan
   to the Company                          --                  --                500                  99,500               --

  Issuance of 205,000 shares
   of Series B preferred
   stock in exchange for
   205,000 shares of common
   stock                                   --                  205              (205)                    --                --

  Issuance of 1,948,500 shares
   of common stock                         --                   --             1,949                 695,251               --

  Net loss for the year
   ended July 31, 1999                      --                  --                 --                 --                 (755,617)
                                      --------             -------           ---------          ------------        -------------

BALANCES,
 July 31, 1999                        $    328             $   205         $   4,034            $  1,357,068        $  (1,034,801)
                                      ========             =======         =========            ============        =============





The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                For the Period From November 18, 1997 (inception)
           through July 31, 1998 and for the Year Ended July 31, 1999

                                                                                                                    Period from
                                                                                                                    November 18,
                                                                                                                       1997
                                                                                                                    (inception)
                                                                                             Year ended               through
                                                                                            July 31, 1999          July 31, 1998
                                                                                            -------------          -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                                    $  (755,617)        $     (279,184)
  Adjustments to reconcile net loss to
  net cash (used in) provided by operating activities:
   Provision for depreciation                                                                     185,933                 86,888
   Loss on disposition of property and equipment                                                    1,554                   --
   Changes in assets and liabilities:
    Increase in accounts receivable                                                                (1,325)                  (411)
    Increase in inventories                                                                       (90,381)              (330,810)
    Decrease (increase) in prepaid expenses                                                         3,636                (15,385)
    Increase in deposits                                                                          (24,000)                  --
    Increase in accounts payable                                                                  126,911                 19,570
    Decrease (increase) in payroll taxes payable                                                  (13,974)                47,099
    Increase in accrued expenses                                                                   50,827                 32,049
    Increase in customer deposits                                                                  92,197                156,189
    Increase in warranty reserve                                                                    1,469                 49,084
    Decrease (increase) in other current liabilities                                             (604,406)               604,406
                                                                                           --------------         --------------


          Net cash (used in) provided by
           operating activities                                                                (1,027,186)               369,495
                                                                                           --------------         --------------


CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the disposition of property and equipment                                           5,600                  --
  Payments for purchase of property and equipment                                                (174,169)              (868,881)
                                                                                           --------------         --------------

          Net cash used in investing activities                                                  (168,569)              (868,881)
                                                                                           --------------         --------------


CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                                          852,567                206,925
  Proceeds from debt                                                                              400,000                295,000
                                                                                           --------------         --------------

          Net cash provided by financing activities                                             1,252,567                501,925
                                                                                           --------------         --------------

                   Net increase in cash                                                            56,812                  2,539


CASH, Beginning of year (period)                                                                    2,539                  --
                                                                                           --------------         -------------


CASH, End of year (period)                                                                $        59,351        $         2,539
                                                                                           ==============         ==============



The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 1 - ORGANIZATION AND OPERATIONS


              Jupiter Marine International, Inc. ("JMI") was incorporated under the laws of the State of Florida in November, 1997. Shortly thereafter, JMI acquired the assets of Jupiter 31, Inc., some of which they now use to manufacture their boats. Jupiter Marine International Holdings, Inc. ("JMIH") was incorporated under the laws of the State of Florida on May 19, 1998. Shortly thereafter, JMI transferred it's assets and liabilities to JMIH the newly formed entity. This transaction was accounted for as a recapitalization. (JMIH and JMI are sometimes collectively referred to as the "Company"). The Company is located in Fort Lauderdale, Florida and is engaged in the manufacture and sale of offshore fishing and pleasure boats.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation:
     ---------------------------

              The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Jupiter Marine International, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

     Provision for depreciation:
     --------------------------

              The Company provides for depreciation of its property and equipment using the straight-line method over estimated useful lives of 5 and 7 years.

              Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

              The Company continually evaluates the propriety of the carrying value of property and equipment based on the estimated future undiscounted cash flows of the related investment, as well as the amortization period to determine whether current events and circumstances warrant adjustments to carrying value and/or revised estimates of useful lives. At this time, the Company believes that no significant impairment of the long-lived assets has occurred and that no reduction of the estimated useful lives is warranted.

     Revenue recognition:
     -------------------

              Revenue from the sale of boats is recognized when they are delivered. No right of return currently exist between the Company and its dealers.

     Use of estimates:
     ----------------

              The presentation of a financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Inventories:
     -----------

              At July 31, 1999 and 1998, inventories consisted of the following:

                                                                        1999                1998
                                                                 -----------------     --------------
                  Finished boats                                $        99,646        $           --
                  Boats in process, including
                   overhead applied                                     219,518               295,420
                  Materials and parts                                   102,027                35,390
                                                                 --------------        --------------

                                                                $       421,191        $      330,810
                                                                 ==============        ==============



              Inventories are stated at the lower of cost or market. The cost of boats in process and finished boats includes labor, materials and allocated production overhead. The first-in, first-out method is used to cost parts and supplies for production. Boats in process and finished boats are valued using the average cost method. Provision is made to reduce excess on obsolete inventories to their estimated net realizable value.

     Warranty reserves:
     -----------------

              The Company furnishes limited warranties from twelve to eighteen months on its manufactured boats, and a lifetime hull warranty to the original purchaser. The Company provides for warranty related expenses and accruals as a percentage of net sales based on historical experience.

     Stock based compensation:
     ------------------------

              Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No.25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company did however issue common stock totalling $ 30,000 to an employee for services rendered in the year ending July 31, 1999.

     Advertising:
     -----------

              The Company expenses marketing and advertising costs as they are incurred. For the periods ended July 31, 1999 and 1998, these costs were approximately $ 116,000 and $ 28,000 respectively.

     Cash equivalents:
     ----------------

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company occasionally maintains cash balances at financial institutions in excess of Federally insured amounts.

     Earnings (loss) per share:
     -------------------------

              In calculating earnings (loss) per common shares, basic earnings
     (loss) per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     earnings (loss) per share includes the dilution caused by common stock options and warrants. The weighted average number of shares for basic earnings (loss) per share was 9,228,750 and 2,130,000 in 1999 and 1998, respectively. The weighted average number of shares used in the diluted computation was 10,827,750 and 2,130,000 in 1999 and 1998, respectively.

     Recent accounting pronouncements:
     --------------------------------

              In June, 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investment by, or distributions to, shareholders. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. We adopted SFAS 130 as of July 31, 1998, and have presented comprehensive income, if applicable, for all periods presented in the statement of shareholders' equity.

              In June, 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of and Enterprise and related information." SFAS No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. The Company has determined that it does not have any separately reporting business segments.

              In March, 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Corporate Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. The Company adopted SOP 98-1 effective for the year ended July 31, 1998. The adoption of SOP 98-1 is not expected to have a material impact on the Company's financial statements.

              In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivated instruments, including derivated instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement does not apply to the Company because it does not have any derivative instruments or hedging activities.

     Reclassification:
     ----------------

              Certain prior period amounts have been reclassified in order to conform with the current year financial statement presentation.


NOTE 3 - LEASE COMMITMENT

              The Company leases office and manufacturing space from its principal stockholder. The lease provides for monthly payments adjusted annually for cost of living adjustments and space utilization until it expires in May, 2002. The monthly rental was $ 13,184 at July 31, 1999 and $ 12,525 at July 31, 1998, including sales and real estate taxes.

              The Company previously received a four month rental abatement in consideration for making various leasehold improvements and modifications. Rental expense for the period ended July 31, 1999 and 1998, totaled approximately $ 119,000 and $ 45,000 respectively.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 3 - LEASE COMMITMENT (continued)

              The following is a schedule of approximate future lease payments required by this lease:

                                   Year ending
                                     July 31

                                      2000                    $   141,800
                                      2001                    $   148,800
                                      2002                    $    65,100
                                   Thereafter                 $      NONE

              In connection with the lease above, the Company has been granted an option to purchase the building as discussed in Note 6.


NOTE 4 - DEBT

                                                                                                  1999             1998
                                                                                               ---------          -------
              Note payable to Triton Holdings International Corp., a stockholder and related party, interest only at 10% through January, 2003, at which time the principal balance is due. The note is
              collateralized by substantially all of the assets of the Company.
              The note is convertible into shares of common stock of the
              Company, at the option of Triton at $ .50 per share before January
              14, 2000, at $ .375 per share from January 14, 2000 to January 14,
              2002, and at $ .25 thereafter until January 14, 2003.                          $   350,000       $      --

              Note payable to Triton Holdings International Corp. a stockholder and related party, interest only at 12% through January, 2000, at which time the principal balance is due. The note is
              collateralized by certain assets of the Company.                                   50,000              --

              10% note of the subsidiary payable in full upon the earlier of 18 months from February, 1998, or upon the completion of a private offering of the Company's common stock of not less than 500,000 shares. During the year ended July 31, 1999 this note was
              converted to Series A preferred stock.                                                --          295,000
                                                                                            -----------       ---------
                                                                                                400,000         295,000
                   Less current portion                                                          50,000              --
                                                                                            -----------       ---------
                                                                                            $   350,000       $ 295,000
                                                                                            ===========       =========

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 4 - DEBT (continued)

              Future debt principal payments in the aggregate are approximately as follows:

                          Year ending
                            July 31                 1999          1998
                            -------              ---------       ------

                             1999              $ --           $   295,000
                             2000              $ 50,000       $     --
                             2001              $ --           $     --
                             2002              $ --           $     --
                             2003              $ 350,000      $     --
                          Thereafter           $   NONE       $     NONE


NOTE 5 - PROVISION (CREDIT) FOR INCOME TAXES

              Deferred taxes, if applicable, are provided at the combined effective Federal and state statutory rates on timing differences which occur when certain income and expense items are recognized at different times for financial reporting and tax purposes.

              The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision (credit) shown on the accompanying statements of operations is zero, because the deferred tax asset that is generated from net operating losses through July 31, 1999 is offset in its entirety by a valuation allowance. Net operating loss carryforwards for financial reporting and tax purposes total approximately $ 880,000. The tax losses expire $ 210,000 in 2018 and $ 670,000 in 2019.


NOTE 6 - RELATED PARTY TRANSACTIONS

              In connection with the lease agreement with its principal stockholder (Note 3), the Company has been granted a purchase option on the leased property for a three year period ending November 1, 2001. The option price is as follows:


               a. If option is exercised prior to November 1, 1999; purchase price is $ 900,000

               b. If option is exercised after November 1, 1999 but prior to November 1, 2000; purchase price is $ 950,000

               c. If option is exercised after November 1, 2000 but prior to November 1, 2001; purchase price is $ 1,000,000

              As more fully discussed in Note 4, the Company is obligated on notes payable in the amounts of $ 350,000 and $ 50,000 to Triton Holdings International Corp. (Triton) a stockholder of the Company. Interest expense applicable to these notes was $ 28,563 and $ 5,645 for the year ended and period ended July 31, 1999, and July 31, 1998, respectively. In addition, several of the directors of Triton are also stockholders of the Company.

              In addition, the Company has entered into a management agreement with Triton which is more fully discussed in Note 7.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 7 - COMMITMENTS

              The Company entered into an employment agreement with its President for his services until October, 2003 at $ 72,000 per year. The agreement provides for an additional $ 2,500 per month when the Company has achieved a positive cash flow from operations for three consecutive months and $ 2,000 per month when the Company has net income from operations for three consecutive months. The agreement may be automatically renewed for up to two successive one year periods by mutual agreement between the parties.

              In addition, the employment agreement provides for the President to receive options to purchase 150,000 shares of common stock at $ .50 per share, 150,000 shares of common stock at $ .625 per share, 150,000 shares of common stock at $ .75 per share and 150,000 shares of common stock at $
     1.00 per share. The options vest equally and may be exercised over a period of five years. The employment agreement includes certain non-compete and confidentiality provisions.

              Further, the Company also entered into a five year management agreement with Triton Holdings International Corp., a stockholder and related party, Notes 4 and 6, until December, 2003. The agreement calls for a payment of $ 5,000 per month for general business consulting services during the term of the agreement.

              The Company has made commitments to sell boats at cost or at a dealer discount to certain stockholders and other related parties. Cost is the actual material and labor plus allocated overhead. The dealer discount is the manufacturers suggested list price less a dealer discount of 25%. All dealers receive the same discount. No boats have been sold to and none have been ordered by stockholders as of July 31, 1999.


NOTE 8 - CONTINGENCIES

              From time to time the Company is subject to legal proceedings and claims arising in the ordinary course of business. The Company is not aware of any legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on the Company.


NOTE 9 - CAPITAL STOCK

              The capital stock structure of the Company is as follows:

              Preferred stock, voting:

              Series A, $ .001 par value, 10% cumulative, callable at $ 1.20 per share, convertible into three shares of common stock until the fifth anniversary of the date of issue at which time automatic conversion will occur, 5,000,000 shares authorized, including 500,000 designated as 10% cumulative, 328,000 shares issued and outstanding.

              Preferred stock, nonvoting:

              Series B, $ .001 par value, 10% cumulative, callable at $ 1.20 per share, convertible into three shares of common stock until the fifth anniversary of the date of issue at which time automatic conversion will occur, 205,000 shares authorized, issued and outstanding.

              Common stock, voting, $ .001 par value, 50,000,000 shares authorized and 4,033,500 shares issued and outstanding.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998


NOTE 10 - EQUITY TRANSACTIONS

              In December, 1998, the Company issued 295,000 shares of Series A Preferred Stock along with warrants to purchase 295,000 shares of the Series B Preferred Stock at $ 1.00 per share, exercisable for a period of five years from the date of issuance. The stock was issued in consideration for the cancellation of a $ 295,000 promissory note. As of July 31, 1999, all of the warrants were still outstanding. Warrants are considered to be of no value, consequently they are not recorded on the books of the Company.


NOTE 11 - SUPPLEMENTAL CASH FLOW INFORMATION

              Supplemental Disclosure of Cash Flow Information:

                                                                       1999                      1998
                                                                       ----                      ----
                  Cash paid during the year for -
                   Interest                                        $    31,584               $     2,250

                  Other Noncash Financing Activities:
                  Issuance of stock                                $ 1,277,567               $      --

                  Stock issued in lieu of
                   employee compensation                               (30,000)                     --

                  Debt reduction in connection
                   with issuance of Series A
                   preferred stock                                    (295,000)                     --

                  Stock issued relating to
                   note payable                                       (100,000)                     --
                                                                   -----------               -----------

                     Proceeds from issuance of stock               $   852,567               $      --
                                                                   ===========               ===========


NOTE 12 - GOING CONCERN MATTERS

              As shown in the accompanying financial statements, the Company sustained net operating losses totalling $ 931,826 through July 31, 1999, and as of that date, had current liabilities exceeding current assets by $ 117,395. These deficiencies, as well as a significant deficit cash flow from current operations, create an uncertainty about the Company's ability to continue as a going concern.

              From the inception of the Company through April, 1999, the Company was primarily involved in satisfying certain obligations and commitments relative to the purchase of assets from Jupiter 31, Inc. (Note 1), and in relocating and modifying its manufacturing facility. During the last quarter of the fiscal year the Company commenced normal operations and generated approximately $ 1,000,000 of the total sales for the year ended July 31, 1999. Management believes that it has assembled a management team capable of recognizing and capitalizing on opportunities in the marine industry, and they are committed to identifying business and financing opportunities and strategic partners to infuse additional capital into the Company until future profitable operations can be achieved. In addition, the Company has completed the improvements to its facility and the modifications to its production methods which should improve efficiency and favorably impact future operations.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                        APRIL 30, 2000 AND APRIL 30, 1999

                                           ASSETS
                                                                      April 30, 2000         April 30, 1999
                                                                      --------------         --------------
CURRENT ASSETS:
      Cash                                                              $  279,521             $  167,011
      Accounts receivable                                                   36,997                     --
      Inventories                                                          416,735                399,997
      Prepaid expenses                                                       6,115                  8,272
                                                                        ----------             ----------

                   Total current assets                                    739,368                575,280


PROPERTY AND EQUIPMENT, at cost or allocated cost
      Boat molds                                                         1,029,124                822,181
      Leasehold improvements                                               138,566                 97,837
      Machinery and equipment                                              126,449                 34,847
      Office equipment                                                      10,112                  7,000
                                                                        ----------             ----------
                                                                         1,304,251                961,865
      Less accumulated depreciation                                        416,467                236,171
                                                                        ----------             ----------

                   Total property and equipment                            887,784                725,694
                                                                        ----------             ----------

OTHER ASSETS:
      Deposits                                                              30,510                 20,000
                                                                        ----------             ----------

                   Total other assets                                       30,510                 20,000
                                                                        ----------             ----------



                               Total assets                             $1,657,662             $1,320,974
                                                                        ==========             ==========



                                       F-15

                      LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
      Accounts payable                                                      $   363,510    $    41,522
      Payroll taxes payable                                                          --         63,125
      Accrued expenses                                                          123,729         74,022
      Customer deposits                                                          28,124        199,194
      Current portion of debt                                                                   50,000
      Warranty reserve                                                           56,005         49,084
                                                                            -----------    -----------
                                                                                571,368        476,947

LONG TERM DEBT, less current portion                                            350,000        350,000
                                                                            -----------    -----------


                               Total liabilities                                921,368        826,947

STOCKHOLDER'S EQUITY:
      Capital stock, 5,000,000 shares of $.001
      par value preferred stock authorized,
      500,000 shares designated as 10% cumulative
      Series A preferred stock, $.001 par value
      ($328,000 aggregate liquidation preference),
      328,000 shares issued and outstanding                                         328            328

      Capital stock, 205,000 shares designated as
      as 10% cumulative Series B preferred stock,
      $.001 par value ($205,000 aggregate
      liquidation preference), 205,000 shares
      issued and outstanding                                                        205            205

      Capital stock, 228,000 shares designated as
      as 10% cumulative Series C preferred stock,
      $.001 par value ($228,000 aggregate
      liquidation preference), 228,000 shares
      issued and outstanding                                                        620             --

      Capital stock, 50,000,000 shares of $.001
      par value common stock authorized,
      4,033,500 shares issued and outstanding                                     4,034          4,034

      Additional paid-in capital                                              1,902,113      1,357,068
      Accumulated deficit                                                    (1,171,006)      (867,608)
                                                                            -----------    -----------

                               Total stockholder's equity                       736,294        494,027


                               Total liabilities and stockholder's equity   $ 1,657,662    $ 1,320,974
                                                                            ===========    ===========

                                       F-16

          JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   CONSOLIDATED STATEMENT OF OPERATIONS (LOSS)


                                            Three months         Three months         Nine months        Nine months
                                                ended                ended              ended                ended
                                           April 30, 2000       April 30, 1999       April 30, 2000     April 30, 1999
                                           --------------       --------------       --------------     --------------
NET SALES                                     $ 1,857,607         $   182,864         $ 4,143,548        $   182,864

COST OF SALES                                   1,540,220          125,683.00           3,484,979            125,683
                                              -----------         -----------         -----------        -----------

    Gross income                                  317,387              57,181             658,569             57,181

SELLING, GENERAL AND                              295,173             363,135             768,112            625,668
    ADMINISTRATIVE EXPENSES                   -----------         -----------         -----------        -----------


    Profit (Loss) from operations                  22,214            (305,954)           (109,543)          (568,487)

OTHER EXPENSE:

    Interest expense                                8,750               9,167              26,663             19,937
                                              -----------         -----------         -----------        -----------

    Total other expense                             8,750               9,167              26,663             19,937

    Profit (Loss) before  income taxes             13,464            (315,121)           (136,206)          (588,424)

PROVISION  FOR INCOME TAXES                            --                  --                  --                 --

    Net Profit (Loss)                         $    13,464         $  (315,121)        $  (136,206)       $  (588,424)
                                              ===========         ===========         ===========        ===========


    Earnings (loss) per common share
                Basic                         $     0.001         $    (0.148)        $    (0.015)       $    (0.276)
                                              ===========         ===========         ===========        ===========

    Earnings (loss) per common share
                Diluted                       $     0.001         $    (0.148)        $    (0.013)       $    (0.276)
                                              ===========         ===========         ===========        ===========


                 JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED APRIL 30, 2000 AND APRIL 30, 1999

                                                                       Nine months     Nine months
                                                                          ended           ended
                                                                     April 30, 2000   April 30, 1999
                                                                     --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                          $  (136,206)   $  (588,424)
      adjustments to reconcile net loss to
          net cash (used) provided by operating activities:
          Provision for depreciation                                        143,646        149,283
          Changes in assets and liabilities:
              (Increase) decrease in accounts receivable                    (35,261)           411
              (Increase) Decrease in inventories                              4,456        (69,187)
              (Increase) decrease in prepaid expenses                         5,635          7,113
              (Increase) decrease in other assets                            (6,510)       (20,000)
              Increase (decrease) in accounts payable                       217,029         21,952
              Decrease (increase) in payroll tax payable                    (33,125)        16,026
              Increase in accrued expenses                                   40,852         41,973
              (Decrease) increase in customer deposits                     (220,262)        43,005
              Increase in warranty reserve                                    5,452             --
              Decrease in other liabilities                                      --       (604,406)
                                                                        -----------    -----------

                   Net cash (used in) provided by
                     operating activities                                   (14,294)    (1,002,254)
                                                                        -----------    -----------


CASH FLOWS FROM INVESTING ACTIVITIES:
      Payment for purchase of property and equipment                       (261,201)       (92,984)
                                                                        -----------    -----------

                   Net cash used in investing activities                   (261,201)       (92,984)
                                                                        -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
              (Payment) proceeds in debt                                    (50,000)       105,000
              Proceeds from stock transactions                              545,665      1,154,710
                                                                        -----------    -----------
                   Net cash provided from financing activities              495,665      1,259,710
                                                                        -----------    -----------

                   Net increase (decrease) in cash                          220,170        164,472

CASH, Beginning of period                                                    59,351          2,539
                                                                        -----------    -----------

CASH, End of period                                                     $   279,521    $   167,011
                                                                        ===========    ===========


                                    PART III

ITEM 1.      INDEX TO EXHIBITS

EXHIBITS     DESCRIPTION OF DOCUMENT
--------     -----------------------


3.1          Articles of Incorporation of Jupiter Marine International Holdings,
             Inc. (1)

3.2 Articles of Amendment to the Articles of Incorporation of Jupiter Marine International Holdings, Inc. (1)

3.3          Bylaws of Jupiter Marine International Holdings, Inc. (1)

10.1 Employment Agreement between Jupiter Marine International Holdings, Inc. and Carl Herndon, Sr. dated November 10, 1998. (1)

10.2 Employment Agreement between Jupiter Marine International Holdings, Inc. and Carl Herndon, Jr. dated May 28, 1999. (1)

10.3 Management Agreement between Jupiter Marine International Holdings, Inc. and Triton Holdings International Corp. dated January 14, 1999. (1)

10.4 Secured Promissory Note issued by Jupiter Marine International Holdings, Inc. and Triton Holdings International Corp. dated January 14, 1998. (1)

10.5         Lease Agreement between Jupiter Marine International Holdings, Inc.
             and Carl Herndon, Sr. dated May 19, 1998. (1)

21           Subsidiaries of Jupiter Marine International Holdings, Inc. (1)


27           Financial Data Schedule.


(1)  Filed Previously
     ----------------

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          JUPITER MARINE INTERNATIONAL
                                                    HOLDINGS, INC.




Date:  June 16, 2000                      By:   /S/ Carl Herndon
                                             ----------------------------------
                                                   Carl Herndon, Director,
                                                   CEO and President



Date:  June 16, 2000                      By:   /S/ Lawrence Tierney
                                             ----------------------------------
                                                   Lawrence Tierney, Director


Date:  June 16, 2000                      By:   /S/ Carl Herndon, Jr.
                                             ----------------------------------
                                                   Carl Herndon, Jr.,
                                                   Vice President of Sales
                                                   and Marketing



                                      -23-